Exhibit 4.1

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York Corporation (“DTC”), to the Company or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Certificate No.: 1

CUSIP No.: 637432 PB5

ISIN No.: US637432PB56

7.125% Fixed-to-Fixed Reset Rate Subordinated Notes due 2053

(Subordinated Deferrable Interest Notes) (the “Notes”)

7.125% FIXED-TO-FIXED RESET RATE SUBORDINATED NOTES DUE 2053

(SUBORDINATED DEFERRABLE INTEREST NOTES)

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION, a cooperative association duly organized and existing under the laws of the District of Columbia (herein referred to as the “Company,” which term includes any successor Person under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of $300,000,000 on September 15, 2053 and to pay interest thereon as set forth herein. If such day is not a Business Day (as defined in the Indenture), payment of principal and interest will be postponed to the next Business Day and no interest will accrue as a result of that postponement.

The Notes will bear interest (i) from and including May 26, 2023 to, but excluding September 15, 2028 (the “First Reset Date”), at an annual rate of 7.125%, and (ii) from and including September 15, 2028, during each Reset Period (as defined herein), at an annual rate equal to the Five-year U.S. Treasury Rate (as defined herein) as of the most recent Reset Interest Determination Date (as defined herein) plus a spread of 3.533%, to be reset on each Reset Date (as defined herein). Interest will be payable semi-annually in arrears on March 15 and September 15 of each year (each, an “Interest Payment Date”), beginning on September 15, 2023. Such interest payments will be made to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding such Interest Payment Date if the Notes are in book-entry only form (or on the 15th calendar day preceding such Interest Payment Date if the Notes are not in book-entry only form) (whether or not a Business Day), provided that interest payable at maturity or on a redemption date will be paid to the person to whom principal is payable.

The applicable interest rate for each Reset Period will be determined by the Calculation Agent (as defined herein), as of the applicable Reset Interest Determination Date. Promptly upon such determination, the Calculation Agent will notify the Company of the interest rate for the Reset Period and the Company will promptly notify, or cause the Calculation Agent to promptly notify, the Trustee and Paying Agent of such interest rate. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest beginning on or after the First Reset Date will be on file at the Company’s principal offices, will be made available to any Holder or beneficial owner of the Notes upon request, and will be final and binding in the absence of manifest error.

The Company will give notice of the relevant Five-year U.S. Treasury Rate as soon as reasonably practicable following each Reset Interest Determination Date to the Trustee and Paying Agent.

So long as no Event of Default with respect to the Notes has occurred and is continuing, the Company may, at its option, defer interest payments on the Notes, from time to time, for one or more deferral periods of up to 20 consecutive Interest Payment Periods (as defined herein) (each such deferral period, commencing on the Interest Payment Date on which the first such deferred interest payment otherwise would have been made, an “Optional Deferral Period”), except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes or end on a day other than the day immediately preceding an Interest Payment Date. During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes). In addition, during any Optional Deferral Period interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law.

No interest will be due or payable on the Notes during an Optional Deferral Period, except upon a redemption of any Notes on any redemption date during such Optional Deferral Period (in which case all accrued and unpaid interest (including, to the extent permitted by applicable law, any compound interest) on the Notes to be redeemed to, but excluding, such redemption date will be due and payable on such redemption date), or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an Event of Default with respect to the Notes (in which case all accrued and unpaid interest, including, to the extent permitted by applicable law, any compound interest, on the Notes shall become due and payable). All references in this Note and, insofar as relates to the Notes, the Indenture to “interest” on the Notes shall be deemed to include any such deferred interest and, to the extent permitted by applicable law, any compound interest, unless otherwise expressly stated or the context otherwise requires.

Before the end of any Optional Deferral Period that is shorter than 20 consecutive Interest Payment Periods, the Company may elect, at its option, to extend such Optional Deferral Period, so long as the entire Optional Deferral Period does not exceed 20 consecutive Interest Payment Periods or extend beyond the final maturity date of the Notes. The Company may also elect, at its option, to shorten the length of any Optional Deferral Period. No Optional Deferral Period (including as extended or shortened) may end on a day other than the day immediately preceding an Interest Payment Date. At the end of any Optional Deferral Period, if all amounts then due on the Notes, including all accrued and unpaid interest thereon (including, without limitation and to the extent permitted by applicable law, any compound interest), are paid, the Company may elect to begin a new Optional Deferral Period; provided, however, that, without limitation of the foregoing, the Company may not begin a new Optional Deferral Period unless the Company has paid all accrued and unpaid interest on the Notes (including, without limitation and to the extent permitted by applicable law, any compound interest) from any previous Optional Deferral Periods.

During any Optional Deferral Period the Company may not declare or pay any interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members’ subordinated certificates.

The Company shall give the Holders of the Notes and the Trustee notice of its election of, or any shortening or extension of, an Optional Deferral Period at least ten Business Days prior to the earlier of (i) the next Interest Payment Date and (ii) the date upon which the Company is required to give notice to any applicable self-regulatory organization or to Holders of the Notes of such next succeeding record or payment date for such interest payment. The record date for the payment of deferred interest and, to the extent permitted by applicable law, any compound interest payable on the Interest Payment Date immediately following the last day of an Optional Deferral Period will be the regular record date with respect to such Interest Payment Date.

“Calculation Agent” means U.S. Bank Trust Company, National Association, or any other firm appointed by the Company, acting as calculation agent. The Company or any of its affiliates may assume the duties of the Calculation Agent.

“Five-year U.S. Treasury Rate” means, as of any Reset Interest Determination Date, as applicable, an interest rate (expressed as a decimal) determined to be the per annum rate (i) equal to the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five Business Days appearing (or, if fewer than five Business Days appear, such number of Business Days appearing) under the caption “Treasury Constant Maturities” in the most recent H.15 as of 5:00 p.m. (Eastern Time); or (ii) if there are no such published yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, then the rate will be determined by interpolation between the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity for two series of actively traded U.S. treasury securities, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Interest Determination Date and (B) the other maturing as close as possible to, but later than, the Reset Date following the next succeeding Reset Interest Determination Date, in each case for the five Business Days appearing (or, if fewer than five Business Days appear, such number of Business Days appearing) under the caption “Treasury Constant Maturities” in the most recent H.15 as of 5:00 p.m. (Eastern Time) as of any date of determination.

“H.15” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System (or any successor thereto).

“Interest Payment Period” means the semi-annual period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date, except for the first Interest Payment Period which shall be the period from and including the original issue date to but excluding September 15, 2028.

The “most recent H.15” means the H.15 published closest in time but prior to the close of business on the Reset Interest Determination Date.

“Reset Date” means the First Reset Date and September 15 of every fifth year after 2028.

“Reset Interest Determination Date” means, in respect of any Reset Period, the day that is two Business Days prior to the first day of such Reset Period.

“Reset Period” means the period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including a Reset Date to, but excluding, the next following Reset Date.

If the Calculation Agent determines that the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described above, the Calculation Agent may determine whether there is an industry-accepted successor rate to the Five-year U.S. Treasury Rate. If the Calculation Agent determines that there is such an industry-accepted successor rate, then the Five-year U.S. Treasury Rate shall be such successor rate and, in that case, the Calculation Agent may adjust the spread and may determine and adjust the Business Day convention, the definition of a “Business Day” and the Reset Interest Determination Date to be used and any other relevant methodology for determining or otherwise calculating such successor rate, including any adjustment factor needed to make such successor rate comparable to the Five-year U.S. Treasury Rate in each case, in a manner that is consistent with industry-accepted practices for the use of such successor rate. If the Calculation Agent determines that there is no industry-accepted successor rate, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Interest Determination Date or, if this sentence is applicable with respect to the first Reset Interest Determination Date, 3.592%.

The amount of interest payable for any interest period (or portion thereof) will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any Interest Payment Date, redemption date or the maturity date of the Notes is not a Business Day at any place of payment, then payment of the principal, premium, if any, and interest will be made on the next Business Day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable Interest Payment Date, redemption date or maturity date, as the case may be.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION

By:
Yu Ling Wang
Senior Vice President and
Chief Financial Officer

(Seal)

Attest:

By:
Assistant Secretary-Treasurer

Trustee’s Certificate of

Authentication

This is one of the securities

of the series designated herein,

described in the within-

mentioned Indenture

Dated:

By:	U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION,
Trustee

By:
Authorized Officer

REVERSE OF NOTE

This security is one of a duly authorized issue of securities of the Company (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of October 15, 1996, as amended (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and U.S. Bank Trust Company, National Association, as successor trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof as 7.125% Fixed-to-Fixed Reset Rate Subordinated Notes due 2053 (Subordinated Deferrable Interest Notes) (the “Notes”) which series is unlimited in aggregate principal amount. The principal amount of the Notes, designated on the face hereof as $300,000,000, may be increased from time to time pursuant to Section 301 of the Indenture. All Notes need not be issued at the same time and such series may be reopened at any time, without the consent of any Holder, for issuance of additional Notes. Any such additional Notes will have the same terms and conditions and the same CUSIP number as set forth herein (except for the issue price, issue date and, if applicable, the initial interest accrual date and initial Interest Payment Date, and except that provisions of the Notes specifying the rate of interest thereon to but excluding the First Reset Date shall not be applicable to any such additional Notes whose issue date is on or after the First Reset Date). No Notes shall be authenticated and delivered in excess of the principal amount so increased except in accordance with the Indenture. No additional Notes shall be authenticated and delivered unless such additional Notes would be fungible with all Notes for United States federal income tax purposes.

The Company may, at its option, redeem the Notes, in whole or from time to time in part, on any day during any Par Call Period (as defined herein) at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

The Company may, at its option, redeem the Notes, in whole but not in part, at any time within 120 days after a Tax Event (as defined herein) at a redemption price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

The Company may, at its option, redeem the Notes, in whole but not in part, at its option, at any time within 120 days after a Rating Agency Event (as defined herein), at a redemption price in cash equal to 102% of the principal amount of the Notes, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Installments of interest on the Notes that are due and payable on any Interest Payment Date falling on or prior to a redemption date for the Notes will be payable on that Interest Payment Date to the registered Holders thereof as of the close of business on the relevant record date according to the terms of the Notes and the Indenture, except that, if the redemption date for any Notes falls on any day during an Optional Deferral Period, accrued and unpaid interest (including, to the extent permitted by applicable law, any compound interest) on such Notes will be paid on such redemption date to the persons entitled to receive the redemption price of such Notes. For the avoidance of doubt, the Interest Payment Date falling immediately after the last day of an Optional Deferral Period shall not be deemed to fall on a day during such Optional Deferral Period.

Notice of any redemption will be sent at least 10 days but not more than 60 days before the date of redemption to each Holder of the Notes to be redeemed.

In the event of redemption of this Note in part only, a new Note or Notes of this series and of the like tenor of the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof. So long as the Notes are represented by a global security, if the Company elects to redeem these Notes in part, then the particular interest in the Notes to be redeemed will be determined by lot. If the Company elects to redeem less than all of the Notes at a time when the Notes are not represented by a global security, then the Trustee will select the particular Notes to be redeemed in a manner it deems appropriate and fair.

The indebtedness evidenced by this Note is, to the extent provided in the Indenture, subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness, and this Note is issued subject to the provisions of the Indenture with respect thereto. Each Holder of this Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his attorney-in-fact for any and all such purposes. Each Holder hereof, by his acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each Holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such Holder upon said provisions.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Note upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture. Solely for purposes of the Notes, Section 801 of the Indenture shall be deleted and replaced by the following:

SECTION 801. EVENTS OF DEFAULT.

“Event of Default”, wherever used herein with respect to the Notes, means any one of the following events:

(a) failure to pay interest, if any, on any Note within 60 days after the same becomes due and payable (whether or not payment is prohibited by the provisions of Article Fifteen of the Indenture); provided, however, that a valid extension of the interest payment period by the Company as contemplated in Section 312 of the Indenture shall not constitute a failure to pay interest for this purpose; or

(b) failure to pay the principal of or premium, if any, on any Note at its Maturity (whether or not payment is prohibited by the provisions of Article Fifteen of the Indenture); or

(c) the entry by a court having jurisdiction in the premises of (1) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (2) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition by one or more Persons other than the Company seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official for the Company or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order for relief or any such other decree or order shall have remained unstayed and in effect for a period of 90 consecutive days; or

(d) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in a case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the authorization of such action by the Board of Directors.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

The Notes of this series are issuable only in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series and of like tenor and of authorized denominations, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the absolute owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The following terms shall have the following meanings:

“Par Call Period” means any period from and including the June 15 immediately preceding a Reset Date through and including such Reset Date.

“Rating Agency Event” means, as of any date, a change, clarification or amendment in the methodology published by any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Securities and Exchange Act of 1934, as amended (or any successor provision thereto), that then publishes a rating for the Company (together with any successor thereto, a “rating agency”) in assigning equity credit to securities such as the Notes, (i) as such methodology was in effect on May 17, 2023, in the case of any rating agency that published a rating for the Company as of May 17, 2023, or (ii) as such methodology was in effect on the date such rating agency first published a rating for the Company, in the case of any rating agency that first publishes a rating for the Company after May 17, 2023 (in the case of either clause (i) or (ii), the “current methodology”), that results in (a) any shortening of the length of time for which a particular level of equity credit pertaining to the Notes by such rating agency would have been in effect had the current methodology not been changed or (b) a lower equity credit (including up to a lesser amount) being assigned by such rating agency to the Notes as of the date of such change, clarification or amendment than the equity credit that would have been assigned to the Notes by such rating agency had the current methodology not been changed.

“Tax Event” means that the Company has received an opinion of counsel experienced in such matters after the occurrence of any of the events set forth below to the effect that:

(i)            there is more than an insubstantial risk that the Company would lose its status as a 501(c)(4) tax-exempt entity pursuant to the Internal Revenue Code of 1986, as amended, as a result of:

(a)	any amendment to or change or announced proposed change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities affecting taxation;

(b)	any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority; or

(c)	any official administrative interpretation or official administrative pronouncement that provides for a position with respect to those laws or regulations that differs from the generally accepted position on the date the Notes are issued;

which amendment or change becomes effective or proposed change, pronouncement, interpretation, action or decision is announced on or after May 17, 2023; and

(ii)            there is more than an insubstantial risk that interest payable on the Notes is not or within 120 days of the date of the opinion would not be currently deductible as such interest accrues, in whole or in part, by the Company for United States federal income tax purposes as a result of:

(a)	any amendment to or change or announced proposed change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities affecting taxation;

(b)	any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority; or

(c)	any official administrative interpretation or official administrative pronouncement that provides for a position with respect to those laws or regulations that differs from the generally accepted position on the date the Notes are issued;

which amendment or change becomes effective or proposed change, pronouncement, interpretation, action or decision is announced on or after May 17, 2023.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Each Holder of the Notes will, by accepting the Notes or a beneficial interest therein, be deemed to have agreed that the Holder intends that the Notes constitute indebtedness and will treat the Notes as indebtedness for all United States federal, state and local tax purposes.